UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

001-37695

Commission File Number

KINETA, INC.

(By Kineta, LLC, as successor by merger to Kineta, Inc.)

(Exact name of registrant as specified in its charter)

c/o TuHURA Biosciences, Inc.

10500 University Center Dr., Suite 110

Tampa, Florida 33612

(813) 875-6600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*

Explanatory Note: Effective as of June 30, 2025, pursuant to that certain Agreement and Plan of Merger, dated as of December 11, 2024, as amended on May 5, 2025, by and among TuHURA Biosciences, Inc. (“Parent”), Kineta, Inc. (the “Company”), Hura Merger Sub I, Inc. (“Merger Sub I”), Hura Merger Sub II, LLC (“Merger Sub II”), and the stockholders’ representative, Merger Sub I merged with and into the Company (the “First Merger”), with the Company as the surviving corporation, and immediately following the First Merger, the surviving corporation merged with and into Merger Sub II, with Merger Sub II surviving as a wholly owned subsidiary of Parent under the name “Kineta, LLC”.

Pursuant to the requirements of the Securities Exchange Act of 1934, Kineta, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 2, 2025	KINETA, LLC (as successor by merger to Kineta, Inc.)

	By:	/s/ James A. Bianco, M.D.
James A. Bianco, M.D.
President